EXHIBIT 99.1

RedHill Biopharma Reports 2016 Fourth Quarter and Full-Year Financial Results

  RedHill maintains a strong and debt-free balance sheet with approximately $66 million in cash and cash equivalents at the end of 2016, allowing the Company to continue to execute its development and U.S. commercialization plans

Select 2016 milestones include:

  Successful final results from the first Phase III study with RHB-105 for the treatment of H. pylori infection
  Positive and unanimous independent DSMB recommendation for the continuation of the Phase III study with RHB-104 for Crohn’s disease (the MAP US study)
  Encouraging top-line final results from the Phase IIa proof-of-concept study with RHB-104 for relapsing-remitting multiple sclerosis
  Exclusive U.S. co-promotion agreement with Concordia for gastrointestinal drug Donnatal®

Select potential milestones expected in 2017:

  Initiation of a confirmatory Phase III study with RHB-105 for the treatment of H. pylori infection, expected in Q2/2017
  Second independent DSMB meeting for the MAP US Phase III study with RHB-104 for Crohn’s disease, including an interim efficacy analysis and an evaluation of an option for early stop for success for overwhelming efficacy, expected in Q2/2017
  Top-line results from the BEKINDA® Phase III study for gastroenteritis (the GUARD study), expected in Q2/2017
  Top-line results from the BEKINDA® Phase II study for IBS-D, expected mid-2017
  Initiation of promotional activities for Donnatal® in selected U.S. territories

TEL-AVIV, Israel, Feb. 23, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today reported its financial results for the fourth quarter and full-year ended December 31, 2016.

Fourth Quarter 2016 Results1

Revenues for the fourth quarter of 2016 were $0.1 million, compared to immaterial revenues for the fourth quarter of 2015.

Research and Development Expenses for the fourth quarter of 2016 were $7.5 million, up 51% compared to the fourth quarter of 2015. The increase was mainly due to the ongoing Phase III and Phase II studies with BEKINDA® for gastroenteritis and IBS-D, respectively, the ongoing Phase III study with RHB-104 for Crohn’s disease and ongoing studies with YELIVA® for multiple indications.

General, Administrative and Business Development Expenses for the fourth quarter of 2016 were $1.6 million, down 6.9% compared to the fourth quarter of 2015. The decrease was mainly due to a decrease in professional services.

Operating Loss for the fourth quarter of 2016 was $9 million, up 33% compared to the fourth quarter of 2015. The increase was mainly due to an increase in research and development expenses, as detailed above.

Financial Income, net for the fourth quarter of 2016 was $0.6 million, up 214%, compared to the fourth quarter of 2015. The increase was mainly due to a fair value gain on derivative financial instruments.

Net Cash Used in Operating Activities for the fourth quarter of 2016 was $10.1 million, up 69% compared to the fourth quarter of 2015. The increase was mainly due to the increase in operating loss, as detailed above.

Net Cash Provided by Investment Activities for the fourth quarter of 2016 was $21.3 million, up 206% compared to the fourth quarter of 2015. The increase was mainly due to maturity of bank deposits.

Net Cash Provided by Financing Activities for the fourth quarter of 2016 was $35.9 million compared to an immaterial amount for the fourth quarter of 2015. The increase was mainly due to the December 2016 public offering.

Full-Year 2016 Results2

Revenues for 2016 were $0.1 million, compared to immaterial revenues in 2015.

Research and Development Expenses for 2016 were $25.2 million, up 42% compared to 2015. The increase was mainly due to the ongoing Phase III MAP US study with RHB-104 for Crohn's disease, the ongoing Phase III and Phase II studies with BEKINDA® for gastroenteritis and IBS-D, respectively, and the ongoing studies with YELIVA® for multiple indications.

General, Administrative and Business Development Expenses for 2016 were $5.4 million, up 31% compared to 2015. The increase was mainly due to an increase in professional services, compensation and other operating expenses.

Operating Loss for 2016 was $30.5 million, up 39% compared to 2015. The increase was mainly due to an increase in research and development expenses, as detailed above.

Financial Income, net for 2016 was $1.2 million, up 29% compared to 2015. The increase was mainly due to a fair value gain on derivative financial instruments.

Net Cash Used in Operating Activities for 2016 was $28.2 million, up 59% compared to 2015. The increase was mainly due to an increase in operating loss, as detailed above.

Net Cash Provided by Investment Activities for 2016 was $24.5 million, up 215% compared to 2015. The difference was mainly due to maturity of bank deposits.

Net Cash Provided by Financing Activities for 2016 was $36 million, down 34% compared to 2015. The decrease resulted primarily from the two public offerings in February and July 2015 of the comparable period.

Cash Balance3 as of December 31, 2016 was $66.3 million, an increase of $8.2 million compared to $58.1 million as of December 31, 2015 and an increase of $25.8 million compared to $40.5 million as of September 30, 2016.

Micha Ben Chorin, RedHill’s CFO, said: “Our strong cash position of approximately $66 million at the end of 2016 should allow us to continue to execute our strategic plans for 2017. We are looking forward to an important year ahead, including the planned initiation of a confirmatory Phase III study with RHB-105 for H. pylori infection, a second independent DSMB meeting for the ongoing MAP US Phase III study with RHB-104 for Crohn’s disease, top-line results from the ongoing Phase III and Phase II studies with BEKINDA® for gastroenteritis and IBS-D, respectively, and commencement of our promotional activities in the U.S. with Donnatal®."

Conference Call and Webcast Information:

The Company will host a conference call on Thursday, February 23, 2017, at 9:00 am EST to review the financial results and business highlights.

To participate in the conference call, please dial the following numbers 5-10 minutes prior to the start of the call: United States: +1-877-280-1254; International: +1-646-254-3366; and Israel: +972-3-763-0145. The access code for the call is 4402478.

The conference call will be broadcasted live and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

Select 2016 and recent operational highlights:

RHB-105 - H. pylori bacterial infection (confirmatory Phase III) (QIDP status)

Following the announcement of the successful final results from a first Phase III clinical study with RHB-105 for the eradication of H. pylori infection (the ERADICATE Hp study) in March 2016, RedHill concluded two positive Type B meetings with the U.S. Food and Drug Administration (FDA) regarding RHB-105. The first meeting, announced in April 2016, confirmed the path to marketing approval of RHB-105 and the planned confirmatory Phase III study. A second Type B meeting, announced in November 2016, discussed the chemistry, manufacturing and controls (CMC) aspects of the RHB-105 Phase III development program towards filing the CMC package as part of the potential U.S. New Drug Application (NDA) to be submitted for RHB-105, subject to successful completion of the planned confirmatory Phase III study.

The two-arm, randomized, double-blind, active comparator confirmatory Phase III study, comparing RHB-105 against a dual therapy amoxicillin and omeprazole regimen at equivalent doses, is planned to be initiated in the second quarter of 2017, subject to the successful completion of the ongoing supportive pharmacokinetic (PK) program and submission of the Clinical Study Report to the FDA. The confirmatory Phase III study is planned to enroll approximately 440 patients in up to 55 clinical sites in the U.S.

RHB-104 - Crohn’s disease (Phase III), multiple sclerosis (Phase IIa) and nontuberculous mycobacteria (NTM) infections

In October 2016, RedHill provided an update on the RHB-104 Phase III Crohn’s disease development program, planned enhancements to the ongoing MAP US Phase III study and expected milestones, including an increase in the total number of patients planned to be enrolled in the MAP US study from 270 to 410, and the addition of an open-label extension study offering patients who complete 26 weeks of study participation and remain out of remission (Crohn’s disease active index (CDAI) >150) the opportunity to receive treatment with RHB-104 for a 52-week period. The open-label extension study is expected to be initiated in the coming weeks.

Following a pre-planned review of safety data from its ongoing MAP US study by an independent Data and Safety Monitoring Board (DSMB), RedHill announced in December 2016 that it had received a unanimous recommendation to continue the MAP US study as planned. A second independent DSMB meeting of the MAP US study, expected in the second quarter of 2017, will include an interim efficacy analysis and will evaluate the option for an early stop for success for overwhelming efficacy, according to a pre-specified statistical significance threshold.

Taking into account the increase in the total number of patients planned in the MAP US study, and assuming the MAP US study is not stopped for success or inefficacy following the independent DSMB meeting in the second quarter of 2017, completion of recruitment is expected by the end of 2017.

In December 2016, RedHill announced encouraging top-line final results of a Phase IIa, proof-of-concept clinical study, evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for relapsing remitting multiple sclerosis (the CEASE MS study). The top-line final results (48 weeks) were consistent with previously announced interim results, suggesting meaningful positive safety and clinical signals upon 24 weeks of treatment with RHB-104 as an add-on therapy, thereby supporting further clinical development.

In January 2017, RedHill announced that RHB-104 had been granted Qualified Infectious Disease Product (QIDP) designation by the FDA for the treatment of nontuberculous mycobacteria (NTM) infections. RedHill plans to consult with the FDA regarding the RHB-104 development program for NTM infections.

BEKINDA® (RHB-102) - acute gastroenteritis and gastritis (Phase III) and IBS-D (Phase II)

In February 2017, RedHill announced that the last patient enrolled in the randomized, double-blind, placebo-controlled Phase III clinical study with BEKINDA® 24 mg in the U.S. for acute gastroenteritis and gastritis (the GUARD study) had completed the treatment course and observation period for the primary endpoint evaluation. Top-line results are expected in the second quarter of 2017.

A randomized, double-blind, placebo-controlled Phase II clinical study with BEKINDA® 12 mg for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D) is ongoing in the U.S. with top-line results expected in mid-2017.

YELIVA® (ABC294640) - Phase I/II studies for multiple oncology and inflammatory indications

In June 2016, RedHill announced positive final results from a Phase I study with YELIVA® in patients with advanced solid tumors. The Phase I study, conducted at the Medical University of South Carolina Hollings Cancer Center, successfully met its primary and secondary endpoints, demonstrating that the drug is well-tolerated and can be safely administered to cancer patients at doses predicted to have therapeutic activity.

In September 2016, RedHill announced a research collaboration with Stanford University School of Medicine for the evaluation of YELIVA®. The research collaboration is intended to complement RedHill’s planned Phase Ib clinical study to evaluate YELIVA® as a radioprotectant for prevention of mucositis in head and neck cancer patients undergoing therapeutic radiotherapy. The Phase Ib study is planned to be initiated in mid-2017.

In October 2016, RedHill announced the initiation of a Phase II clinical study with YELIVA® for advanced hepatocellular carcinoma at the Medical University of South Carolina.

In December 2016, RedHill announced that the first patient was dosed in a Phase Ib/II study with YELIVA® for refractory or relapsed multiple myeloma, conducted at Duke University Medical Center.

A Phase I/II clinical study evaluating YELIVA® in patients with refractory/relapsed diffuse large B-cell lymphoma is ongoing at the Louisiana State University Health Sciences Center and was recently amended to address overall recruitment prospects and to include Kaposi sarcoma patients in the study.

A Phase II study to evaluate the efficacy of YELIVA® in patients with moderate to severe ulcerative colitis is planned to be initiated in the second half of 2017.

RIZAPORT® (RHB-103) - acute migraines (approved for marketing in Germany)

In 2016, RedHill and its co-development partner, IntelGenx Corp., entered into exclusive license agreements for the commercialization of RIZAPORT® oral thin-film for acute migraines with Grupo JUSTE S.A.Q.F (now Exeltis Healthcare, S.L.) for Spain and with Pharmatronic Co. for South Korea.

Re-submission of the RIZAPORT® NDA to the FDA is expected in the third quarter of 2017.

MESUPRON (upamostat) - Gastrointestinal and other solid tumors

In January 2017, RedHill announced the signing of a new collaboration agreement with the Department of Molecular Biology and Genetics of Denmark-based Aarhus University for the evaluation of RedHill’s Phase II-stage oncology drug candidate, MESUPRON. The new research collaboration follows previous non-clinical studies conducted with Denmark’s Aarhus University and is designed to identify additional high affinity molecular targets of MESUPRON. Further evaluation of MESUPRON, together with Aarhus University, may allow for selection of appropriate sub-populations of patients toward demonstrating the activity of MESUPRON in planned clinical trials.

RedHill is currently preparing a protocol for a Phase I/II study of the safety, efficacy and dose evaluation of MESUPRON in combination with chemotherapy in patients receiving adjuvant chemotherapy for resected pancreatic cancer. The Phase I/II study is expected to be initiated in the second half of 2017 in up to six sites in Germany.

Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide)

As part of RedHill’s strategic initiative to become a revenue-generating, gastrointestinal-focused, specialty pharmaceutical company with a commercial presence in the U.S., the Company entered in January 2017 into an exclusive co-promotion agreement with a subsidiary4 of Concordia International Corp., granting RedHill certain U.S. promotional rights for Donnatal®, a prescription oral drug used with other drugs in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis (inflammation of the small bowel)5. RedHill expects to initiate promotion of Donnatal® in the coming months.

Financial Highlights

In December 2016, RedHill closed an underwritten public offering and a registered direct offering of American Depositary Shares (ADSs) and warrants to purchase ADSs for aggregate net proceeds, after deducting underwriting discounts and commissions, placement agent fees and other offering expenses, of $35.9 million. Investors in the public offering included, among others, Sabby Management, LLC, DAFNA Capital Management, Rosalind Advisors, Inc., Koramic Holding, Lincoln Park Capital, and Nexthera Capital LP.

About Donnatal®:
Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide), a prescription drug, is classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis. Donnatal® slows the natural movements of the gut by relaxing the muscles in the stomach and intestines and acts on the brain to produce a calming effect. Donnatal® comes in two formulations: immediate release Donnatal® Tablets and immediate release Donnatal® Elixir, a fast acting liquid.

Donnatal® is contraindicated in patients who have glaucoma, obstructive uropathy, obstructive disease of the gastrointestinal tract, paralytic ileus, unstable cardiovascular status, severe ulcerative colitis, myasthenia gravis, hiatal hernia with reflux esophagitis, or known hypersensitivity to any of the ingredients. Patients who are pregnant or breast-feeding or who have autonomic neuropathy, hepatic or renal disease, hyperthyroidism, coronary heart disease, congestive heart failure, cardiac arrhythmias, tachycardia or hypertension should notify their doctor before taking Donnatal®. Side effects may include: dryness of the mouth, urinary retention, blurred vision, dilation of pupils, rapid heartbeat, loss of sense of taste, headache, nervousness, drowsiness, weakness, dizziness, insomnia, nausea, vomiting and allergic reactions which may be severe.

Further information, including prescribing information, can be found on www.donnatal.com.

Please see the following website for important safety information about Donnatal®:           http://www.donnatal.com/professionals/important-safety-information/

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a U.S. co-promotion agreement with Concordia for Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis. RedHill’s clinical-stage pipeline includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis and QIDP status for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered uPA inhibitor, targeting gastrointestinal and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015. More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal®, (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; and (xii) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xiii) competitive companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2016. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

3 Including cash and short-term investments.

4 Concordia Pharmaceuticals Inc.

5 Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is a prescription drug, classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis.  For more information, please see the prescribing information: http://www.donnatal.com/wp-content/uploads/2015/02/2015-02-18-Risk-Benefit-information-DTC-REV.-SE.pdf.

REDHILL BIOPHARMA LTD.

STATEMENTS OF FINANCIAL POSITION

	December 31
	2016	2015
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	53,786	21,516
Bank deposits	55	36,622
Financial assets at fair value through profit or loss	12,313	—
Prepaid expenses and receivables	1,661	2,372
	67,815	60,510
NON-CURRENT ASSETS:
Bank deposits	137	134
Fixed assets	165	124
Intangible assets	6,095	6,060
	6,397	6,318
TOTAL ASSETS	74,212	66,828

CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,356	3,514
Payable in respect of intangible asset purchase	2,000	2,000
	5,356	5,514

NON-CURRENT LIABILITIES:
Derivative financial instruments	6,155	1,237
TOTAL LIABILITIES	11,511	6,751

COMMITMENTS

EQUITY:
Ordinary shares	441	343
Additional paid-in capital	150,838	120,621
Warrants	1,057	1,057
Accumulated deficit	(89,635)	(61,944)
TOTAL EQUITY	62,701	60,077

TOTAL LIABILITIES AND EQUITY	74,212	66,828

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
	U.S. dollars in thousands
REVENUES:
Licensing revenue	100	—	100	—
Other revenue	1	3	—	—
TOTAL REVENUES	101	3	100	—
COST OF REVENUE	—	—	—	—
RESEARCH AND DEVELOPMENT EXPENSES, net	25,241	17,771	7,496	4,951
GENERAL, ADMINISTRATIVE AND BUSINESS DEVELOPMENT EXPENSES	5,403	4,134	1,596	1,714
OTHER EXPENSES	—	100	—	100
OPERATING LOSS	30,543	22,002	8,992	6,765
FINANCIAL INCOME	1,548	1,124	1,013	235
FINANCIAL EXPENSES	375	212	370	30
FINANCIAL INCOME, net	1,173	912	643	205

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	29,370	21,090	8,349	6,560
LOSS PER ORDINARY SHARE (U.S. dollars):
Basic	0.23	0.19	0.06	0.05
Diluted	0.24	0.19	0.07	0.05

STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(29,370)	(21,090)	(8,349)	(6,560)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,679	1,364	361	409
Depreciation	44	36	12	10
Write-off of intangible assets	—	100	—	100
Unrealized gains on derivative financial instruments	(1,152)	(888)	(1,022)	(166)
Fair value gains on financial assets at fair value through profit or loss	(67)	—	5	—
Issued cost in respect of warrants	368	—	368	—
Revaluation of bank deposits	(274)	(69)	(19)	(63)
Exchange differences in respect of cash and cash equivalents	(39)	150	38	14
	559	693	(257)	304
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	711	702	369	(1,141)
Increase (decrease) in accounts payable and accrued expenses	(158)	1,869	(1,932)	1,369
	553	2,571	(1,563)	228
Net cash used in operating activities	(28,258)	(17,826)	(10,170)	(6,028)
INVESTING ACTIVITIES:
Purchase of fixed assets	(85)	(14)	(30)	(1)
Purchase of intangible assets	(35)	(1,620)	(35)	—
Change in investment in current bank deposits	36,838	(29,500)	22,170	(20,000)
Purchase of non-current bank deposit	—	(58)	—	(58)
Purchase of financial assets at fair value through profit or loss	(12,246)	—	(790)	—
Maturity of non-current bank deposits	—	10,000	—	—
Net cash provided by (used in) investing activities	24,472	(21,192)	21,315	(20,059)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of expenses	35,754	54,684	35,754	—
Exercise of options into ordinary shares, net of expenses	263	108	153	34
Net cash provided by financing activities	36,017	54,792	35,907	34
INCREASE IN CASH AND CASH EQUIVALENTS	32,231	15,774	47,052	(26,053)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	39	(150)	(38)	(14)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,516	5,892	6,772	47,583
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	53,786	21,516	53,786	21,516
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	408	236	223	156
Supplementary information on investing activities not involving cash flows - Purchase of intangible assets	—	1,925	—	—

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com